Filed pursuant to Rule 424(b)(3)
File No. 333-77072

PROSPECTUS

$600,000,000

Symantec Corporation

3% Convertible Subordinated Notes

Due November 1, 2006
and
17,574,720 Shares of Common Stock
Issuable Upon Conversion of the Notes

        Holders of our 3% Convertible Subordinated Notes due November 1, 2006 may offer for sale the notes and the shares of our common stock into which the notes are convertible at any time at market prices prevailing at the time of sale or at privately negotiated prices. The selling holders may sell the notes or the common stock directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions.

      The holders of the notes may convert the notes into shares of our common stock at any time at a conversion price of $34.14 per share, subject to certain adjustments. This is equivalent to a conversion rate of approximately 29.2912 shares per $1,000 principal amount of notes. Interest on the notes is payable on May 1 and November 1 of each year, commencing on May 1, 2002. On or after November 5, 2004, we may redeem the notes, in whole or in part, at the redemption prices set forth in this prospectus.

      In the event of a change in control, defined in this prospectus, of Symantec, each holder of notes may require us to repurchase the notes at 100% of the principal amount of the notes plus accrued interest.

      The notes are unsecured obligations that are subordinated in right of payment to all of our existing and future senior indebtedness.

      Our common stock currently trades on the Nasdaq National Market under the symbol “SYMC.” The last reported sale price on February 19, 2002 was $34.03 per share.

      The notes are currently eligible for trading in The Portal Market, a subsidiary of the Nasdaq Stock Market, Inc.

       Investing in our common stock or the notes involves a high degree of risk. Please carefully consider the “Risk Factors” beginning on page 3 of this prospectus.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is February 19, 2002.

FORWARD-LOOKING STATEMENTS
SUMMARY
Symantec Corporation
RISK FACTORS
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
SELLING HOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
LEGAL MATTERS
EXPERTS
INCORPORATION OF DOCUMENTS BY REFERENCE
ADDITIONAL INFORMATION

      In connection with this offering, no person is authorized to give any information or to make any representations not contained in this prospectus. If information is given or representations are made, you may not rely on that information or representations as having been authorized by us. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. You may not imply from the delivery of this prospectus, nor from any sale made under this prospectus, that our affairs are unchanged since the date of this prospectus or that the information contained in this prospectus is correct as of any time after the date of this prospectus.

FORWARD-LOOKING STATEMENTS

      Discussion contained in this document include forward-looking statements that involve known and unknown risks and uncertainties. Our actual results, levels of activity, performance or achievements may be materially different from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. Factors that may cause or contribute to this difference include, among others things, those risk factors set forth in the section entitled “Risk Factors.” We identify forward-looking statements by words such as “may,” “will,” “should,” “could,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or similar terms that refer to the future. We cannot guarantee future results, levels of activity, performance or achievements.

i

SUMMARY

      The following summary may not contain all the information that may be important to you. You should read the entire prospectus, as well as the information to which we refer you and the information incorporated by reference, before making an investment decision. When used in this prospectus, the terms “Symantec,” “we,” “our” and “us” refer to Symantec Corporation and its consolidated subsidiaries, unless otherwise specified.

Symantec Corporation

      Symantec, a world leader in Internet security technology, provides a broad range of virus protection, firewall, virtual private network, or VPN, vulnerability management, intrusion detection, remote management technologies and security services to enterprises and consumers around the world. We view our business in five operating segments: Enterprise Security, Enterprise Administration, Consumer Products, Services and Other.

      Enterprise Security: The objective of our Enterprise Security segment is to provide organizations with technology, services and response capabilities to deal with their specific security needs. In addition to our virus protection and filtering products, we have expanded our technology offerings to include intrusion detection, vulnerability management and firewalls/ VPN protection. We have also expanded our solutions to multiple platforms and to all levels of the enterprise network: gateways, servers and clients (desktop PCs, laptops, mobile devices and PDAs). At the gateway level, our products run on Windows NT, Solaris and Linux platforms. Our products at the server level operate on Windows NT, UNIX, Linux and other key server platforms. At the end user level, our products run on the Windows platform. For the quarter ended December 31, 2001, the enterprise security segment represented approximately 44% of our net revenues.

      Enterprise Administration: Our Enterprise Administration segment offers products that enable companies to be more effective and efficient within their IT departments. Remote management solutions help remote professionals to remain productive while providing companies access to information, applications and data from any location. For the quarter ended December 31, 2001, the enterprise administration segment represented approximately 17% of our net revenues.

      Consumer Products: Our Consumer Products segment provides solutions to individual users, home offices and small businesses. Our family of consumer products includes anti-virus, firewall, privacy control and other problem solving utilities. Most of the products that we are currently marketing or developing feature LiveUpdate which enables users to subscribe to easily downloadable content updates including virus definitions, firewall rules, URL databases and uninstall scripts. Our Norton brand of consumer security products leads the market in worldwide retail sales and industry awards. For the quarter ended December 31, 2001, the consumer product segment represented approximately 38% of our net revenues.

      Services: Our Services segment offers an array of security solutions. Symantec Security Services provides information security solutions; Consulting Services enables organizations to implement best-practices security measures; Managed Security Services helps organizations solve security problems cost effectively; and Education Services provides the training, skills development and certifications for organizations’ security systems. For the quarter ended December 31, 2001, services represented approximately 1% of our net revenues.

      We have completed several acquisitions in recent periods that have broadened our product line and technology and strengthened our focus on the enterprise market. Our acquisition of AXENT Technologies, Inc., which we completed in the third quarter of fiscal 2001, was our largest acquisition to date and substantially enhanced our ability to provide comprehensive security solutions to our enterprise customers. We anticipate further consolidation in our markets and expect that we will continue to make additional acquisitions of companies having complementary products and technologies.

      We were founded in 1982 under the laws of California and were reincorporated in 1988 under the laws of Delaware. Our principal executive offices are located at 20330 Stevens Creek Blvd., Cupertino, California 95014-2132, and our telephone number is (408) 517-8000.

      We have a 52/53-week fiscal accounting year. Accordingly, all references as of and for the periods ended March 31, 2001, 2000, 1999, 1998 and 1997 reflect amounts as of and for the periods ended March 30, 2001, March 31, 2000, April 2, 1999, April 3, 1998 and March 28, 1997, respectively. The fiscal accounting years ended March 30, 2001, March 31, 2000, April 2, 1999 and March 28, 1997 each comprised 52 weeks of operations. The fiscal accounting year ended April 3, 1998 comprised 53 weeks of operations. References as of and for the period ended December 31, 2001 reflect amounts as of and for the period ended December 28, 2001.

      All share and per share amounts reflect the two-for-one split of our common stock, effected as a stock dividend on January 31, 2002.

RISK FACTORS

      Our business faces significant risks. The risks described below may not be the only risks we face. Additional risks that we do not yet know of or that we currently think are immaterial may also impair our business operations. If any of the events or circumstances described in the following risks actually occur, our business, financial condition or results of operations could suffer, and the trading price of our common stock could decline.

Risks Related to Our Business

We have grown, and may continue to grow, through acquisitions which give rise to a number of risks that could have adverse consequences for our future operating results.

      We have made six acquisitions since March 1999, with our acquisition of AXENT Technologies, Inc. in December 2000 being the largest. Although we cannot assure you that we will be successful in completing them, we intend to pursue future acquisitions. Integrating acquired businesses has been and we expect that this will continue to be a complex, time consuming and expensive process. To integrate acquired businesses, we must implement our technology systems and assimilate and manage the personnel of the acquired operations. Our past acquisitions have given rise to substantial amounts of goodwill and other intangible assets that have been amortized or written off in subsequent years. Future acquisitions may result in substantial amounts of intangible assets that will be amortized or written off and goodwill that will be subject to annual impairment tests. In addition, a number of our acquisitions have resulted in our incurring substantial restructuring and other expenses and write-offs of acquired in-process research and development costs and this also may occur as a result of future acquisitions. Further, we may need to issue equity or incur additional debt to finance future acquisitions, which could be dilutive to our existing stockholders or could increase our leverage. Any of these and other factors could harm our ability to achieve anticipated levels of profitability from acquired operations or realize other anticipated benefits of an acquisition. Further, the difficulties of integrating acquired businesses could disrupt our ongoing business, distract our management focus from other opportunities and challenges and increase our expenses and working capital requirements.

Continued integration of AXENT may be difficult, which may adversely affect operations.

      We have been in the process of integrating AXENT into our operations since the date of acquisition. We may encounter substantial difficulties, costs and delays involved in integrating our operations, including perceived adverse changes in business focus and potential conflicts in distribution, marketing or other important relationships. Further, the market price of our common stock could decline if the integration of AXENT is unsuccessful or we are unable to successfully market our products and services to AXENT’s customers or AXENT’s products and services to our customers.

Our increased sales of enterprise-wide site licenses may increase fluctuations in our financial results.

      Sales of enterprise-wide site licenses through our Enterprise Security segment have been increasing and now represent a major portion of our business. This enterprise market has significantly different characteristics than the consumer market and different skills and resources are needed to penetrate this market. Enterprise licensing arrangements tend to involve a longer sales cycle than sales through other distribution channels, require greater investment of resources in establishing the enterprise relationship and can sometimes result in lower operating margins. The timing of the execution of volume licenses, or their nonrenewal or renegotiation by large customers, could cause our results of operations to vary significantly from quarter to quarter and could have a material adverse impact on our results of operations.

Demand for our consumer products may have been affected by factors that will not recur in future periods.

      Although there is no assurance this trend will continue, our sales to individual consumers, home offices and small businesses over the last four years have been seasonal, with higher sales generally in our December quarters. In addition, consumer demand has likely been affected by many market forces beyond our control including the release of new technology in the form of new operating systems or new hardware, a heightened awareness to security threats, or many other events that could affect consumer and small business demand. Therefore, our results of operations may continue to vary significantly from quarter to quarter and a decrease in consumer demand could have a material adverse impact on our results of operations.

Downturns in the network security, Internet infrastructure and related markets may decrease our revenues and margins.

      The market for our products depends on economic conditions affecting the broader network security, Internet infrastructure and related markets. Downturns in these markets may cause potential customers to delay or cancel security projects, reduce their overall or security-specific information technology budgets or reduce or cancel orders for our products. Further, in this environment, customers may experience financial difficulty, cease operations or fail to budget for the purchase of our products. This, in turn, may lead to longer sales cycles, delays in payment and collection, and price pressures, causing us to realize lower revenues and margins. In addition, the terrorist acts of September 11, 2001 have created an uncertain economic environment, and we cannot predict the impact of these events, or of any related military action, on our customers or business.

We expect to make substantial changes to our information systems that could disrupt our business.

      The information systems that support our accounting, finance, order management and manufacturing systems are based on Oracle 10.7, and many of the business applications used in other aspects of our business have been tightly coupled with Oracle 10.7. Oracle has released a new version, 11i, and has announced that support for Oracle 10.7 will be discontinued after June 2002. In addition, as our business has grown, we have developed needs for an increasingly robust customer relationship management, or CRM, system. During fiscal 2002, we began implementing Oracle 11i and a new CRM system. Oracle 11i implementation occurred in the December 2001 quarter for the United States operations and is expected to occur during the first half of calendar 2002 for the Europe, Middle East and Africa, or EMEA, operations. These types of transitions frequently prove disruptive to the underlying business of an enterprise and may cause us to incur higher costs than we anticipate. Failure to manage a smooth transition to the new systems could result in a material adverse effect on our business operations.

Our software products and web site may be subject to intentional disruption.

      Although we believe we have sufficient controls in place to prevent intentional disruptions, such as software viruses specifically designed to impede the performance of our products, we expect to be an ongoing target of such disruptions. Similarly, experienced computer programmers, or hackers, may attempt to penetrate our network security or the security of our web site and misappropriate proprietary information or cause interruptions of our services. Our activities could be substantially disrupted and our reputation, and future sales, harmed if these efforts are successful.

Our markets are highly competitive and our operating results and financial condition could be adversely affected if we are unable to anticipate or react to this competition.

      Our markets are intensely competitive. If we are unable to anticipate or react to this competition, our operating results could be adversely affected by reducing our sales or the prices we can charge for our products. In the recent past, many of our competitors have significantly lowered the price of their products and we may have to do the same to remain competitive. Our ability to remain competitive depends, in part, on our ability to enhance our products or develop new products that are compatible with new hardware and operating systems. We have no control over, and limited insight into, development efforts by third parties with respect to new hardware and operating systems and we may not be able to respond effectively or timely to such changes in the market. In addition, we have limited resources and we must make strategic decisions as to the best allocation of our resources to position ourselves for changes in our markets. We may from time to time allocate resources to projects or markets that do not develop as rapidly or fully as we expect. We may fail to allocate resources to third party products, to markets or to business models that are more successful than we anticipate.

We face risks associated with our foreign operations.

      A significant portion of our net revenues, manufacturing costs and operating expenses result from transactions outside of the United States, often in foreign currencies. As a result, our future operating results could be materially and adversely affected by fluctuations in currency exchange rates and general uncertainty with each country’s political and economic structure. In addition, governmental regulation of imports or exports or our failure to obtain any required export approval of our technologies, particularly our encryption technologies, could impede our international sales. In light of recent terrorist activity, governments could enact additional regulation or restrictions on the use, import or export of encryption technologies. Additional regulation of encryption technology could delay or prevent the acceptance and use of encryption products and public networks for secure communications. This might decrease demand for our products and services.

Introduction of new operating systems may adversely affect our financial results and stock price.

      The inclusion of security, remote access or virus protection tools in new operating systems and hardware packages could adversely affect our sales. For example, the inclusion of features by Microsoft in new or upcoming versions of Windows, which directly compete with our products, may decrease or delay the demand for certain of our products, including those currently under development. The release of future editions of Windows could adversely affect our financial results and stock price. Additionally, as hardware vendors incorporate additional server-based network management and security tools into network operating systems, the demand may decrease for some of our products, including those currently under development.

Our earnings and stock price are subject to significant fluctuations.

      Due to many factors, including those noted in this section, our earnings and stock price have been and may continue to be subject to significant volatility. There have been previous quarters in which we have experienced shortfalls in revenue and earnings from levels expected by securities analysts and investors, which have had an immediate and significant adverse effect on the trading price of our common stock. This may occur again in the future.

Fluctuations in our quarterly operating results have affected our stock price in the past and could affect our stock price in the future.

      If our quarterly operating results fail to meet the expectations of analysts and investors, the trading price of shares of our common stock and of the notes could be negatively affected. Our quarterly operating results have varied substantially in the past and may vary substantially in the future depending upon a number of factors, including:

•	the timing of announcements and releases of new or enhanced versions of our products and product upgrades;

•	the introduction of competitive products;

•	uncertainty about and customer confidence in the current economic conditions and outlook;

•	reduced demand for any given product;

•	seasonality in the end-of-period buying patterns of foreign and domestic software markets; and

•	the market’s transition between new releases of operating systems.

      In addition to the foregoing factors, the risk of quarterly fluctuations is increased by the fact that a significant portion of our net revenues has historically been generated during the last month of each fiscal quarter. Most resellers tend to make a majority of their purchases at the end of a fiscal quarter. In addition, many enterprise customers negotiate site licenses near the end of each quarter. In part, this is because these two groups are able, or believe that they are able, to negotiate lower prices and more favorable terms at that time. Our reliance on a large portion of revenue occurring at the end of the quarter and the increase in the dollar value of transactions that occur at the end of a quarter can result in increased uncertainty relating to quarterly revenues. Due to this end-of-period buying pattern, forecasts may not be achieved, either because expected sales do not occur or because they occur at lower prices or on terms that are less favorable to us. In addition, these factors increase the chances that our results could diverge from the expectations of investors and analysts.

We must effectively adapt to changes in the dynamic technological environment.

      We are increasingly focused on the Internet security market, which, in turn is dependent on further acceptance and increased use of the Internet. The following critical issues concerning the use of the Internet remain unresolved and may affect the market for our products and the use of the Internet as a medium to distribute or support our software products and the functionality of some of our products:

•	security;

•	reliability;

•	cost;

•	ease of use;

•	accessibility;

•	quality of service; and

•	potential tax or other government regulations.

      In addition, new technologies, such as non PC-based Internet access devices and handheld organizers are gaining acceptance. We must adapt to these changing technological demands. If we are unable to timely assimilate changes brought about by the Internet and non PC-based environments, our future net revenues and operating results could be adversely affected.

The results of our research and development efforts are uncertain.

      We will need to incur significant research and development expenditures in future periods as we strive to remain competitive. The length of our product development cycle has generally been greater than we originally expected and we are likely to experience delays in future product development. In addition, a portion of our development efforts have not been technologically successful and certain products have not achieved market acceptance. As a result, the products we are currently developing or may develop in the future may not be technologically successful, achieve market acceptance or compete effectively with products of our competitors.

We are dependent upon certain distribution channels.

      A large portion of our sales is made through the retail distribution channel, which is subject to events that cause unpredictability in consumer demand. This increases the risk that we may not plan effectively for the future, which could result in adverse operating results in future periods. Our retail distribution customers also carry our competitors’ products. These retail distributors may have limited capital to invest in inventory. Their decisions to purchase our products are partly a function of pricing, terms and special promotions offered by our competitors and other factors that we do not control and cannot predict. Our agreements with retail distributors are generally nonexclusive and may be terminated by them or by us without cause. We would be adversely affected if companies in our chain of distributors chose to increase purchases from our competition relative to the amount they purchase from us.

      Some distributors and resellers have experienced financial difficulties in the past. Distributors that account for a significant portion of our sales may experience financial difficulties in the future. If these distributors do experience financial difficulties and we are unable to move their inventories to other distributors, we may experience reduced sales or increased write-offs, which would adversely affect our operating results.

Product returns may negatively affect our net revenues.

      Product returns can occur when we introduce upgrades and new versions of products or when distributors or retailers have excess inventories, subject to various contractual limitations. Our return policy allows distributors, subject to these contractual limitations, to return purchased products in exchange for new products or for credit towards future purchases. End-users may return our products through dealers and distributors or to us directly for a full refund within a reasonably short period from the date of purchase. We estimate and maintain reserves for such product returns which to date have been materially consistent with our actual experience. Future returns could, however, exceed the reserves we have established, which could have a material adverse effect on our operating results.

We depend on internal communications systems that may be disrupted.

      Our order management and product shipping centers are geographically dispersed. A business disruption could occur as a result of natural disasters, intermittent power shortages in the State of California, or the interruption in service by communications carriers. If our communications between these centers are disrupted, particularly at the end of a fiscal quarter, we may suffer an unexpected shortfall in net revenues and a resulting adverse impact on our operating results. Communications and Internet connectivity disruptions may also cause delays in customer access to our Internet-based services or product sales.

We are subject to litigation that could adversely affect our financial results.

      From time to time, we may be subject to claims that we have infringed the intellectual property rights of others, or other product liability claims, or other claims incidental to our business. We are currently involved in a number of lawsuits. We intend to defend all of these lawsuits vigorously. However, it is possible that we could suffer an unfavorable outcome in one or more of these cases. Depending on the amount and timing of any unfavorable resolutions of these lawsuits, our future results of operations or cash flows could be materially adversely affected in a particular period.

      Although infringement claims may ultimately prove to be without merit, they are expensive to defend and may consume our resources or divert our attention from day-to-day operations. If a third party alleges that we have infringed their intellectual property rights, we may choose to litigate the claim and/or seek an appropriate license from the third party. If we engage in litigation and the third party is found to have a valid patent claim against us and a license is not available on reasonable terms, our business, operating results and financial condition may be materially adversely affected.

The trend toward consolidation in the software industry could impede our ability to compete effectively.

      Consolidation is underway among companies in the software industry as firms seek to offer more extensive suites of software products and broader arrays of software solutions. Changes resulting from this consolidation may negatively impact our competitive condition. In addition, to the extent that we seek to expand our product lines and skills and capacity through acquisitions, the trend toward consolidation may result in our encountering competition, and paying higher prices, for acquired businesses.

We must attract and retain personnel in a competitive marketplace.

      We believe that our future success will depend in part on our ability to recruit and retain highly skilled management, marketing and technical personnel. To accomplish this, we believe that we must provide personnel with a competitive compensation package, including stock options, which require ongoing stockholder approval. Such approval may not be forthcoming and, as a result, we may be impaired in our efforts to attract necessary personnel.

Our intellectual property and proprietary rights may not be adequately protected from all unauthorized uses.

      We regard our software and underlying technology as proprietary. We seek to protect our proprietary rights through a combination of confidentiality agreements and copyright, patent, trademark and trade secret laws. Third parties may copy aspects of our products or otherwise obtain and use our proprietary information without authorization or develop similar technology independently. All of our products are protected by copyright laws, and we have a number of patents and patent applications pending. We may not achieve the desired protection from, and third parties may design around, our patents. In addition, existing copyright laws afford limited practical protection. Furthermore, the laws of some foreign countries do not offer the same level of protection of our proprietary rights as the laws of the United States, and we may be subject to unauthorized use of our products. Any legal action that we may bring to protect proprietary information could be expensive and may distract management from day-to-day operations.

Our products are complex and are operated in a wide variety of computer configurations, which could result in errors or product failures.

      Because we offer very complex products, undetected errors, failures or bugs may occur when they are first introduced or when new versions are released. Our products often are installed and used in large-scale computing environments with different operating systems, system management software and equipment and networking configurations, which may cause errors or failures in our products or may expose undetected errors, failures or bugs in our products. In the past, we have discovered software errors, failures and bugs in certain of our product offerings after their introduction and have experienced delays or lost revenues during the period required to correct these errors. Our customers’ computer environments are often characterized by a wide variety of standard and non-standard configurations that make pre-release testing for programming or compatibility errors very difficult and time-consuming. Despite testing by us and by others, errors, failures or bugs may not be found in new products or releases after commencement of commercial shipments. Errors, failures or bugs in products released by us could result in negative publicity, product returns, loss of or delay in market acceptance of our products or claims by customers or others. In addition, if an actual or perceived breach of network security occurs in one of our end customer’s security systems, regardless of whether the breach is attributable to our products, the market perception of the effectiveness of our products could be harmed. Because the techniques used by computer hackers to access or sabotage networks change frequently and generally are not recognized until launched against a target, we may be unable to anticipate these techniques. Alleviating any of these problems could require significant expenditures of our capital and resources and could cause interruptions, delays or cessation of our product licensing, which could cause us to lose existing or potential customers and would adversely affect results of operations.

      Most of our license agreements with customers contain provisions designed to limit our exposure to potential product liability claims. It is possible, however, that these provisions may not prove effective in limiting our liability.

Increased utilization and costs of our technical support services may adversely affect our financial results.

      Like many companies in the software industry, technical support costs comprise a significant portion of our operating costs and expenses. Over the short term, we may be unable to respond to fluctuations in customer demand for support services, including periods of high customer usage in which delays may be experienced. We also may be unable to modify the format of our support services to compete with changes in support services provided by competitors. Further, customer demand for these services could cause increases in the costs of providing such services and adversely affect our operating results.

Risks Related to the Notes

The notes are subordinated and there are no financial covenants in the indenture.

      The notes are general unsecured obligations of Symantec and are subordinated in right of payment to all of our existing and future senior indebtedness. In the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior indebtedness has been paid. As a result, there may not be sufficient assets remaining to pay amounts due on any or all of the outstanding notes.

In addition, we will not make any payments on the notes in the event of payment defaults on our senior indebtedness or other specified defaults on our designated senior indebtedness.

      The notes also are effectively subordinated to the liabilities, including trade payables, of our subsidiaries. We conduct a significant portion of our operations through subsidiaries. As of December 31, 2001, we had approximately $116.2 million of senior indebtedness outstanding, all of which represented obligations under off-balance sheet synthetic lease financing arrangements. Of our total current liabilities of $557.6 million as of December 31, 2001, approximately $201.1 million represents our subsidiaries’ outstanding indebtedness and other liabilities to which the convertible notes will also be effectively subordinated. Obligations under foreign currency hedging arrangements entered into in the ordinary course of business and intercompany liabilities are not identified as senior indebtedness or liabilities to which the convertible notes are effectively subordinated.

      Neither we nor our subsidiaries are restricted from incurring additional debt, including senior indebtedness, under the indenture. If we or our subsidiaries were to incur additional debt or liabilities, our ability to pay our obligations on the notes could be adversely affected. In addition, we are not restricted from paying dividends or issuing or repurchasing our securities under the indenture.

We may be unable to meet the requirements under the indenture to purchase your notes upon a change in control.

      Upon a change in control, as defined in the indenture, you may require us to purchase all or a portion of your notes. If a change in control were to occur, we may not have enough funds to pay the purchase price for all tendered notes. Future credit agreements or other agreements relating to our indebtedness might prohibit the redemption or repurchase of the notes and provide that a change in control constitutes an event of default. If a change in control occurs at a time when we are prohibited from purchasing the notes, we could seek the consent of our lenders to purchase the notes or could attempt to refinance this debt. If we do not obtain a consent, we could not purchase the notes. Our failure to purchase tendered notes would constitute an event of default under the indenture, which might constitute a default under the terms of our other debt. In such circumstances, or if a change in control would constitute an event of default under our senior indebtedness, the subordination provisions of the indenture would possibly limit or prohibit payments to you. The term “change in control” is limited to certain specified transactions and may not include other events that might harm our financial condition. Our obligation to offer to purchase the notes upon a change in control would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

Our stock price is subject to volatility.

      Prior to electing to convert notes, the note holder should compare the price at which our common stock is trading in the market to the conversion price of the notes. Our common stock trades on The Nasdaq National Market under the symbol “SYMC.” On February 19, 2002, the last reported sale price of our common stock on Nasdaq was $34.03 per share. The initial conversion price of the notes is $34.14 per share. There have been previous quarters in which we have experienced shortfalls in revenue and earnings from levels expected by securities analysts and investors, which have had an immediate and significant adverse effect on the trading price of our common stock. The market prices of our securities are subject to significant fluctuations. Such fluctuations, as well as economic conditions generally, may adversely affect the market price of our securities, including our common stock and the notes.

The notes may not be rated or may receive a lower rating than anticipated.

      We believe it is unlikely that the notes will be rated. However, if one or more rating agencies rates the notes and assigns the notes a rating lower than the rating expected by investors, or reduces their rating in the future, the market price of the notes and our common stock would be harmed.

RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal Year Ended March 31,										Nine Months Ended
											December 31,
	1997		1998		1999		2000		2001		2001

Ratio of earnings to fixed charges	10.49	x	34.78	x	21.34	x	107.23	x	41.81	x	3.28	x

      For the purposes of computing the ratio of fixed charges, earnings consist of income (loss) before provision for income taxes plus fixed charges. Fixed charges consist of interest charges, amortization of debt issuance costs and that portion of rental expense we believe to be representative of interest.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of the notes or common stock by the selling holders.

SELLING HOLDERS

      The notes were originally issued by us and sold by the initial purchasers in a transaction exempt from the registration requirements of the Securities Act to persons reasonably believed by the initial purchasers to be qualified institutional buyers or other institutional accredited investors. Selling holders, including their transferees, pledgees or donees or their successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and common stock into which the notes are convertible.

      The following table sets forth information with respect to the selling holders and the principal amounts of notes beneficially owned by each selling holder that may be offered under this prospectus. The information is based on information provided by or on behalf of the selling holders to us in a selling securityholder questionnaire and is as of the date specified by the holders in those questionnaires. The selling holders may offer all, some or none of the notes or common stock into which the notes are convertible. Because the selling holders may offer all or some portion of the notes or the common stock, no estimate can be given as to the amount of the notes or the common stock that will be held by the selling holders upon termination of any sales. In addition, the selling holders identified below may have sold, transferred or otherwise disposed of all or a portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act. Based on 142,242,206 shares outstanding on February 1, 2002, no selling holder named in the table below beneficially owns 1% or more of our common stock assuming conversion of a selling holder’s notes, except that Highbridge Capital LLC and First Union National Bank beneficially own 1.4% and 1.1%, respectively, before the offering, assuming the conversion of their notes.

	Principal
	Amount of	Shares of		Shares of
	Notes	Common Stock	Shares of	Common Stock
	Beneficially	Owned Prior to	Common	Owned After
	Owned and	the Offering	Stock	Completion of
Name of Beneficial Owner	Offered	(1)(2)	Offered(2)	the Offering

1976 Distribution Trust FBO A.R. Lauder/ Zinterhofer	$8,000	234	234	—
1976 Distribution Trust FBO Jane A. Lauder	17,000	497	497	—
2000 Revocable Trust FBO A.R. Lauder/ Zinterhofer	8,000	234	234	—
AFTRA Health Fund	190,000	5,565	5,565	—
AIG/National Union Fire Insurance	620,000	18,160	18,160	—
Allentown City Firefighters Pension Plan	30,000	878	878	—
Allentown City Officers & Employees Pension Fund	11,000	322	322	—
Allentown City Police Pension Plan	56,000	1,640	1,640	—
Aloha Airlines Non-Pilots Pension Trust	80,000	2,343	2,343	—
Aloha Pilots Retirement Trust	45,000	1,318	1,318	—
Alpine Associates	8,800,000	257,762	257,762	—
Alpine Partners, L.P.	1,200,000	35,149	35,149	—
Alta Partners Holdings IDC	18,250,000	534,564	534,564	—
American Motorist Insurance Company	642,000	18,804	18,804	—
American Skandia Trust	175,000	5,125	5,125	—
Arapahoe County Colorado	63,000	1,845	1,845	—
Argent Classic Convertible Arbitrage Fund L.P.	1,250,000	36,614	36,614	—
Argent Convertible Arbitrage Fund (Bermuda) Ltd.	2,000,000	58,582	58,582	—
Argent LowLev Convertible Arbitrage Fund LLC	500,000	14,645	14,645	—

	Principal
	Amount of	Shares of		Shares of
	Notes	Common Stock	Shares of	Common Stock
	Beneficially	Owned Prior to	Common	Owned After
	Owned and	the Offering	Stock	Completion of
Name of Beneficial Owner	Offered	(1)(2)	Offered(2)	the Offering

Argent LowLev Convertible Arbitrage Fund Ltd.	$2,500,000	73,228	73,228	—
Arkansas Pers	850,000	24,897	24,897	—
Arkansas Teachers Retirement System	3,583,000	104,950	104,950	—
Ariston Internet Convertible Fund	20,000	585	585	—
Associated Electric & Gas Insurance Services Limited	640,000	18,746	18,746	—
Aventis Pension Master Trust	210,000	6,151	6,151	—
Bank Austria Cayman Islands Ltd.	9,360,000	274,165	274,165	—
Baptist Health of South Florida	501,000	14,674	14,674	—
Boilermaker — Blacksmith Pension Trust	995,000	29,144	29,144	—
Boilermakers Blacksmith Pension Trust	1,075,000	31,488	31,488	—
British Virgin Islands Social Security Board	48,000	1,405	1,405	—
C & H Sugar Company, Inc.	115,000	3,368	3,368	—
CALAMOS Convertible Fund — CALAMOS Investment Trust	2,995,000	87,727	87,727	—
CALAMOS Convertible Growth and Income Fund — CALAMOS Investment Trust	1,540,000	45,108	45,108	—
CALAMOS Convertible Portfolio — CALAMOS Advisors Trust	140,000	4,100	4,100	—
CALAMOS Convertible Technology Fund — CALAMOS Investment Trust	75,000	2,196	2,196	—
CALAMOS Global Convertible Fund — CALAMOS Investment Trust	150,000	4,393	4,393	—
City of Albany Pension Plan	115,000	3,368	3,368	—
City of Knoxville Pension System	275,000	8,055	8,055	—
City of New Orleans	258,000	7,557	7,557	—
City University of New York	55,000	1,611	1,611	—
Clarica Life Insurance Co. — U.S.	275,000	8,055	8,055	—
Commerzbank, AG	5,000,000	146,456	146,456	—
Common Fund Event Driven Company	50,000	1,464	1,464	—
Daimler Chrysler Corp. Emp. #1 Pension Plan dtd 4/1/89	6,120,000	179,262	179,262	—
D.E. Shaw Valence, LP	4,000,000	117,164	117,164	—
D.E. Shaw Investments, LP	1,000,000	29,291	29,291	—
DEAM Convertible Arbitrage Fund	4,000,000	117,164	117,164	—
Delaware Pers	1,200,000	35,149	35,149	—
Delta Airlines Master Trust	1,555,000	45,547	45,547	—
Delta Pilots Disability and Survivorship Trust	450,000	13,181	13,181	—
Deutsche Banc Alex Brown	31,527,000	923,463	923,463	—
DNB Investment	375,000	10,984	10,984	—
Drury University	40,000	1,171	1,171	—
Drury University	35,000	1,025	1,025	—
Duke Endowment	210,000	6,151	6,151	—
Engineers Joint Pension Fund	463,000	13,561	13,561	—
Enterprise Convertible Securities Fund	109,000	3,192	3,192	—

	Principal
	Amount of	Shares of		Shares of
	Notes	Common Stock	Shares of	Common Stock
	Beneficially	Owned Prior to	Common	Owned After
	Owned and	the Offering	Stock	Completion of
Name of Beneficial Owner	Offered	(1)(2)	Offered(2)	the Offering

F.R. Convt. Sec. Fn.	$120,000	3,514	3,514	—
Federated Equity Income Fund, Inc.	10,200,000	298,770	298,770	—
Federated Insurance Series, on behalf of its Federated Equity Income Fund II	450,000	13,181	13,181	—
Fidelity Commonwealth Trust: Fidelity Mid-Cap Stock Fund	24,700,000	723,492	723,492	—
First Union National Bank	52,000,000	1,523,142	1,523,142	—
First Union Securities Inc.	1,000,000	29,291	29,291	—
Franklin and Marshall College	345,000	10,105	10,105	—
Grace Brothers Management, L.L.C.	2,750,000	80,550	80,550	—
Grady Hospital Foundation	36,000	1,054	1,054	—
Granville Capital Corporation	14,500,000	424,722	424,722	—
Guardian Life Insurance Co.	1,700,000	49,795	49,795	—
Guardian Pension Trust	300,000	8,787	8,787	—
Hawaiian Airlines Employees Pension Plan-IAM	40,000	1,171	1,171	—
Hawaiian Airlines Pension Plan for Salaried Employees	5,000	146	146	—
Hawaiian Airlines Pilots Retirement Plan	75,000	2,196	2,196	—
H.K. Porter Company, Inc.	35,000	1,025	1,025	—
Highbridge International L.L.C.	70,000,000	2,050,384	2,050,384	—
ICI American Holdings Trust	425,000	12,448	12,448	—
Independence Blue Cross	243,000	7,117	7,117	—
Innoeust Finanzdienstleistungs AG	550,000	16,110	16,110	—
JMG Capital Partners, LP	6,750,000	197,715	197,715	—
JMG Triton Offshore Fund, LTD	6,750,000	197,715	197,715	—
KBC Financial Products (Cayman Islands)	10,000,000	292,912	292,912	—
KBC Financial Products USA Inc.	3,000,000	87,873	87,873	—
Kettering Medical Center Depreciation Account	80,000	2,343	2,343	—
Knoxville Utilities Board Retirement System	190,000	5,565	5,565	—
Lancer Securities	5,000,000	146,456	146,456	—
Levco Alternative Fund, Ltd.	1,434,000	42,003	42,003	—
Lincoln National Global Asset Allocation Fund, Inc.	125,000	3,661	3,661	—
Local Initiatives Support Corporation	54,000	1,581	1,581	—
Lord Abbett Bond Debenture Fund	1,000,000	29,291	29,291	—
Lord Abbett Series Fund, Inc. Bond — Debenture	25,000	732	732	—
Louisiana Workers’ Compensation Corporation	350,000	10,251	10,251	—
Lumberman’s	484,000	14,176	14,176	—
Lyxor Master Fund	106,000	3,104	3,104	—
Lyxor Master Fund Ref: Argent/ LowLev CB	1,000,000	29,291	29,291	—
Mainstay Convertible Fund	2,680,000	78,500	78,500	—
Mainstay VP Convertible Portfolio	780,000	22,847	22,847	—

	Principal
	Amount of	Shares of		Shares of
	Notes	Common Stock	Shares of	Common Stock
	Beneficially	Owned Prior to	Common	Owned After
	Owned and	the Offering	Stock	Completion of
Name of Beneficial Owner	Offered	(1)(2)	Offered(2)	the Offering

Merril Lynch Insurance Group	$296,000	8,670	8,670	—
MLQA Convertible Securities Arbitrage Ltd.	10,000,000	292,912	292,912	—
Morgan Stanley	20,000,000	585,824	585,824	—
Morgan Stanley Dean Witter Convertible Securities Trust	3,000,000	87,873	87,873	—
Motion Pictures Industry	536,000	15,700	15,700	—
Municipal Employees	231,000	6,766	6,766	—
Nabisco Holdings	30,000	878	878	—
Nationwide Separate Account Trust, on behalf of its Federated NSAT Equity Income Fund	300,000	8,787	8,787	—
New Orleans Firefighters Pension/ Relief Fund	40,000	1,171	1,171	—
New York Life Separate Account #7	350,000	10,251	10,251	—
Nicholas Applegate Convertible Fund	1,409,000	41,271	41,271	—
Oakwood Healthcare Inc.	85,000	2,489	2,489	—
Occidental Petroleum Corporation	266,000	7,791	7,791	—
Ohio Bureau of Workers Compensation	157,000	4,598	4,598	—
Ohio National Fund, Inc., on behalf of its Equity Income Portfolio	50,000	1,464	1,464	—
Ondeo Nalco	140,000	4,100	4,100	—
Pacific Life Insurance Co.	500,000	14,645	14,645	—
Palladin Securities L.L.C.	1,500,000	43,936	43,936	—
Physicians Life	179,000	5,243	5,243	—
Policeman and Fireman Retirement System of the City of Detroit	637,000	18,658	18,658	—
Port Authority of Allegheny County Retirement and Disability Allowance Plan for the Employees Represented by Local 85 of the Amalgamated Transit Union	1,045,000	30,609	30,609	—
Prisma Foundation	50,000	1,464	1,464	—
Pro-mutual	761,000	22,290	22,290	—
Purchase Associates, L.P.	410,000	12,009	12,009	—
Putnam Convertible Income-Growth Trust	6,930,000	202,988	202,988	—
Putnam Variable Trust-Putnam VT Global Asset Allocation Fund	245,000	7,176	7,176	—
Putnam Convertible Opportunities and Income Trust	260,000	7,615	7,615	—
Putnam Asset Allocation Funds-Balanced Portfolio	990,000	28,998	28,998	—
Putnam Asset Allocation Funds-Conservative Portfolio	780,000	22,847	22,847	—
R2 Investments, LDC	6,500,000	190,392	190,392	—
Ram Trading Ltd.	28,250,000	827,476	827,476	—
Raytheon Master Pension Trust	254,000	7,439	7,439	—

	Principal
	Amount of	Shares of		Shares of
	Notes	Common Stock	Shares of	Common Stock
	Beneficially	Owned Prior to	Common	Owned After
	Owned and	the Offering	Stock	Completion of
Name of Beneficial Owner	Offered	(1)(2)	Offered(2)	the Offering

RCG Halifax Master Fund Ltd.	$225,000	6,590	6,590	—
RCG Latitude Master Fund Ltd.	2,340,000	68,541	68,541	—
RCG Multi Strategy LP	425,000	12,448	12,448	—
RJR Reynolds	91,000	2,665	2,665	—
Robertson Stephens	15,000,000	439,368	439,368	—
Salomon Brothers Asset Management, Inc.	23,850,000	698,595	698,595	—
San Diego City Retirement	1,028,000	30,111	30,111	—
San Diego County Convertible	1,776,000	52,021	52,021	—
SCI Endowment Care Common Trust Fund — First Union	50,000	1,464	1,464	—
SCI Endowment Care Common Trust Fund — National Fiduciary Services	150,000	4,393	4,393	—
SCI Endowment Care Common Trust Fund — Suntrust	50,000	1,464	1,464	—
Screen Actors Guild Pension Convertible	492,000	14,411	14,411	—
Shell Pension Trust	183,000	5,360	5,360	—
Southdown Pension Plan	135,000	3,954	3,954	—
Southern Farm Bureau Life Insurance	640,000	18,746	18,746	—
Spear, Leeds & Kellogg LP	1,000,000	29,291	29,291	—
SPT	1,180,000	34,563	34,563	—
Starvest Combined Portfolio	660,000	19,332	19,332	—
State of Maryland Retirement Agency	3,263,000	95,577	95,577	—
State of Oregon/ Equity	3,775,000	110,574	110,574	—
State of Oregon/ SAIF Corporation	2,625,000	76,889	76,889	—
State Street Bank, Custodian for GE Pension Trust	2,800,000	82,015	82,015	—
Syngenta AG	200,000	5,858	5,858	—
TCW Group, Inc.	11,260,000	329,818	329,818	—
The Dow Chemical Company Employees’ Retirement Plan	1,935,000	56,678	56,678	—
The Fondren Foundation	80,000	2,343	2,343	—
The Grable Foundation	122,000	3,573	3,573	—
TQA Master Fund, Ltd.	1,500,000	43,936	43,936	—
Tribeca Investments, LLC	2,000,000	58,582	58,582	—
Trustmark Insurance Company	350,000	10,251	10,251	—
UBS O’Connor LLC f/b/o UBS Global Convertible Portfolio	500,000	14,645	14,645	—
UBS O’Connor LLC f/b/o UBS Global Equity Arbitrage Master Ltd.	8,000,000	234,329	234,329	—
Union Carbide Retirement Account	795,000	23,286	23,286	—
United Food and Commercial Workers Local 1262 and Employers Pension Fund	600,000	17,574	17,574	—
Value Line Convertible Fund Inc.	250,000	7,322	7,322	—
Victory Capital Management as agent for the Parker/ Key Convertible	200,000	5,858	5,858	—

	Principal
	Amount of	Shares of		Shares of
	Notes	Common Stock	Shares of	Common Stock
	Beneficially	Owned Prior to	Common	Owned After
	Owned and	the Offering	Stock	Completion of
Name of Beneficial Owner	Offered	(1)(2)	Offered(2)	the Offering

Vopak USA Inc., Retirement Plan (f.k.a. Van Waters & Rogers, Inc. Retirement Plan)	$320,000	9,373	9,373	—
Wake Forest University	686,000	20,093	20,093	—
Wilmington Trust Company as Owner-Trustee for the Forrestal Funding Master Trust	15,000,000	439,368	439,368	—
Writers Guild — Industry Health Fund	290,000	8,494	8,494	—
Wyoming State Treasurer	964,000	28,236	28,236	—
Zeneca Holdings Trust	300,000	8,787	8,787	—
Any other holders of notes or future transferee from any holder(3)(4)	71,593,000	2,097,044	2,097,044	—
Total	$600,000,000	17,574,720	17,574,720	—

(1)	Includes common stock into which the notes are convertible.

(2)	Assumes a conversion rate of 29.2912 shares per $1,000 principal amount of notes and a cash payment in lieu of any fractional interest.

(3)	Information concerning other selling holders of notes will be set forth in prospectus supplements from time to time, if required.

(4)	Assumes that any other holders of notes or any future transferee from any holder does not beneficially own any common stock other than common stock into which the notes are convertible at the conversion rate of 29.2912 shares per $1,000 principal amount of notes.

      None of the selling holders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years. The selling holders purchased all of the notes from us in a private transaction on October 24, 2001. All of the notes were “restricted securities” under the Securities Act prior to this registration.

      Information concerning the selling holders may change from time to time and any changed information will be set forth in supplements to this prospectus if and when necessary. In addition, the conversion rate, and therefore, the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment under certain circumstances. Accordingly, the aggregate principal amount of notes and the number of shares of common stock into which the notes are convertible may increase or decrease.

PLAN OF DISTRIBUTION

      The selling holders and their successors, including their transferees, pledgees or donees or their successors, may sell the notes and the common stock into which the notes are convertible directly to purchasers or through underwriters, broker-dealers or agents, who may receive compensation in the form of discounts, concessions or commissions from the selling holders or the purchasers. These discounts, concessions or commissions as to any particular underwriter, broker-dealer or agent may be in excess of those customary in the types of transactions involved.

      The notes and the common stock into which the notes are convertible may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of sale, at prices related to the prevailing market prices, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions:

•	on any national securities exchange or U.S. inter-dealer system of a registered national securities association on which the notes or the common stock may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether the options are listed on an options exchange or otherwise; or

•	through the settlement of short sales.

      In connection with the sale of the notes and the common stock into which the notes are convertible or otherwise, the selling holders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the notes or the common stock into which the notes are convertible in the course of hedging the positions they assume. The selling holders may also sell the notes or the common stock into which the notes are convertible short and deliver these securities to close out their short positions, or loan or pledge the notes or the common stock into which the notes are convertible to broker-dealers that in turn may sell these securities.

      The aggregate proceeds to the selling holders from the sale of the notes or common stock into which the notes are convertible offered by them will be the purchase price of the notes or common stock less discounts and commissions, if any. Each of the selling holders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of notes or common stock to be made directly or through agents. We will not receive any of the proceeds from this offering.

      Our outstanding common stock is listed for trading on the Nasdaq National Market. We do not intend to list the notes for trading on any national securities exchange or on the Nasdaq National Market and can give no assurance about the development of any trading market for the notes.

      In order to comply with the securities laws of some states, if applicable, the notes and common stock into which the notes are convertible may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the notes and common stock into which the notes are convertible may not be sold unless they have been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

      The selling holders and any underwriters, broker-dealers or agents that participate in the sale of the notes and common stock into which the notes are convertible may be “underwriters” within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling holders who are “underwriters” within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act. The selling holders have acknowledged that they understand their obligations to comply with the provisions of the Exchange Act and the rules thereunder relating to stock manipulation, particularly Regulation M.

      In addition, any securities covered by this prospectus which qualify for sale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A rather than pursuant to this prospectus. A selling holder may not sell any notes or common stock described in this prospectus and may not transfer, devise or gift these securities by other means not described in this prospectus.

      To the extent required, the specific notes or common stock to be sold, the names of the selling holders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

      We entered into a registration rights agreement for the benefit of holders of the notes to register their notes and common stock under applicable federal and state securities laws under specific circumstances and at specific times. The registration rights agreement provides for cross-indemnification of the selling holders and Symantec and their respective directors, officers and controlling persons against specific liabilities in connection with the offer and sale of the notes and the common stock, including liabilities under the Securities Act. We will pay substantially all of the expenses incurred by the selling holders incident to the offering and sale of the notes and the common stock.

DESCRIPTION OF THE NOTES

      We issued the notes under an indenture dated as of October 24, 2001 between us and State Street Bank and Trust Company of California, N.A., as trustee. The following summarizes some, but not all, provisions of the notes and the indenture. We urge you to read the indenture because the indenture, and not this description, defines your rights as a holder of the notes. A copy of the form of indenture and the form of certificate evidencing the notes is available to you upon request.

      In this section of the prospectus, when we refer to “Symantec,” “we,” “our,” or “us,” we are referring to Symantec Corporation and not any of its subsidiaries.

General

      The notes are general unsecured obligations of Symantec and are subordinate in right of payment as described under “— Subordination of Notes.” The notes are convertible into common stock as described under “— Conversion of Notes.” The notes are limited to $600,000,000 aggregate principal amount. The notes are issued only in denominations of $1,000 or in multiples of $1,000. The notes will mature on November 1, 2006, unless earlier redeemed at our option or purchased by us at your option upon a change in control.

      Neither we nor our subsidiaries are restricted from paying dividends, incurring debt, or issuing or repurchasing our securities under the indenture. In addition, there are no financial covenants in the indenture. You are not protected under the indenture in the event of a highly leveraged transaction or a change in control of Symantec, except to the extent described under “— Purchase of Notes at Your Option Upon a Change in Control.”

      The notes bear interest at the annual rate of 3%, which rate may be increased as described in “— Registration Rights” below, from October 24, 2001. Interest is payable on May 1 and November 1 of each year, beginning May 1, 2002, subject to limited exceptions if the notes are converted, redeemed or purchased prior to the interest payment date. The record dates for the payment of interest will be April 15 and October 15. We may, at our option, pay interest on the notes by check mailed to the holders. However, a holder with an aggregate principal amount in excess of $2 million will be paid by wire transfer in immediately available funds upon its election if the holder has provided us with wire transfer instructions at least 10 business days prior to the payment date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. We are not required to make any payment on the notes due on any day which is not a business day until the next succeeding business day. The payment made on the next succeeding business day will be treated as though it were paid on the original due date and no interest will accrue on the payment for the additional period of time.

      We maintain an office in The City of New York where the notes may be presented for registration, transfer, exchange or conversion. Except under limited circumstances described below, the notes are issued only in fully-registered book-entry form, without coupons, and are represented by one or more global notes. There is no service charge for any registration of transfer or exchange of notes. We may, however, require holders to pay a sum sufficient to cover any tax or other governmental charge payable in connection with certain transfers or exchanges.

Conversion of Notes

      You have the right, at your option, to convert your notes into shares of our common stock at any time prior to maturity, unless previously redeemed or purchased, at the conversion price of $34.14 per share, subject to the adjustments described below. This is equivalent to a conversion rate of approximately 29.2912 shares per $1,000 principal amount of notes.

      Except as described below, we will not make any payment or other adjustment for accrued interest or dividends on any common stock issued upon conversion of the notes. If you submit your notes for conversion between a record date and the opening of business on the next interest payment date (except for notes or portions of notes called for redemption or subject to purchase following a change in control on a redemption date or a purchase date, as the case may be, occurring during the period from the close of business on a record date and ending on the opening of business on the first business day after the next interest payment date, or if this interest payment date is not a business day, the second business day after the interest payment date), you must pay funds equal to the interest payable on the principal amount being converted. As a result of the foregoing provisions, if the exception described in the preceding sentence does not apply and you surrender your notes for conversion on a date that is not an interest payment date, you will not receive any interest for the period from the interest payment date next preceding the date of conversion or for any later period.

      We will not issue fractional shares of common stock upon conversion of notes. Instead, we will pay cash for the fractional amount based upon the closing market price of the common stock on the last trading day prior to the date of conversion.

      If the notes are called for redemption or are subject to purchase following a change in control, your conversion rights on the notes called for redemption or so subject to purchase will expire at the close of business on the last business day before the redemption date or purchase date, as the case may be, or such earlier date as the notes are presented for redemption or for purchase, unless we default in the payment of the redemption price or purchase price, in which case, your conversion right will terminate at the close of business on the date the default is cured and the notes are redeemed or purchased. If you have submitted your notes for purchase upon a change in control, you may only convert your notes if you withdraw your election in accordance with the indenture.

      The conversion price will be adjusted upon the occurrence of:

(1)	the issuance of shares of our common stock as a dividend or distribution on our common stock;

(2)	the subdivision or combination of our outstanding common stock;

(3)	the issuance to all or substantially all holders of our common stock of rights or warrants entitling them for a period of not more than 60 days to subscribe for or purchase our common stock, or securities convertible into our common stock, at a price per share or a conversion price per share less than the then current market price per share, provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

(4)	the distribution to all or substantially all holders of our common stock of shares of our capital stock, evidences of indebtedness or other non-cash assets, or rights or warrants, excluding:

•	dividends, distributions and rights or warrants referred to in clause (1) or (3) above;

•	dividends or distributions exclusively in cash referred to in clause (5) below; and

•	distribution of rights to all holders of common stock pursuant to an adoption of a shareholder rights plan;

(5)	the dividend or distribution to all or substantially all holders of our common stock of all-cash distributions in an aggregate amount that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all other all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the business day immediately preceding the day on which we declare such distribution; and

(6)	the purchase of our common stock pursuant to a tender offer made by us or any of our subsidiaries to the extent that the same involves aggregate consideration that together with (A) any cash and the fair market value of any other consideration payable in respect of any tender offer by us or any of our subsidiaries for our common stock consummated within the preceding 12 months not triggering a conversion price adjustment and (B) all-cash distributions to all or substantially all holders of our common stock made within the preceding 12 months not triggering a conversion price adjustment, exceeds an amount equal to 10% of our market capitalization on the expiration date of such tender offer.

      To the extent that our rights plan is still in effect, upon conversion of the notes into common stock, the holders will receive, in addition to the common stock, the rights described in our rights plan, whether or not the rights have separated from the common stock at the time of conversion, subject to certain limited exceptions. See “Description of Capital Stock.” If we implement a new rights plan, we will be required under the indenture to provide that the holders of notes will receive the rights upon conversion of the notes, whether or not these rights were separated from the common stock prior to conversion, subject to certain limited exceptions.

      In the event of:

•	any reclassification of our common stock; or

•	a consolidation, merger or combination involving Symantec; or

•	a sale or conveyance to another person of the property and assets of Symantec as an entirety or substantially as an entirety,

in which holders of our outstanding common stock would be entitled to receive stock, other securities, other property, assets or cash for their common stock, holders of notes will generally be entitled to convert their notes into the same type of consideration received by common stock holders immediately prior to one of these types of events.

      You may, in some circumstances, be deemed to have received a distribution or dividend subject to United States federal income tax as a result of an adjustment or the nonoccurrence of an adjustment to the conversion price.

      We are permitted to reduce the conversion price of the notes by any amount for a period of at least 20 days if our Board of Directors determines that such reduction would be in our best interest. We are required to give at least 15 days prior notice of any reduction in the conversion price. We may also reduce the conversion price to avoid or diminish income tax to holders of our common stock in connection with a dividend or distribution of stock or similar event.

      No adjustment in the conversion price will be required unless it would result in a change in the conversion price of at least one percent. Any adjustment not made will be taken into account in subsequent adjustments. Except as stated above, we will not adjust the conversion price for the issuance of our common stock or any securities convertible into or exchangeable for our common stock or the right to purchase our common stock or such convertible or exchangeable securities.

Subordination of Notes

      The payment of the principal of, premium, if any, and interest on the notes is subordinated to the prior payment in full, in cash or other payment satisfactory to the holders of senior indebtedness, of all existing and future senior indebtedness. If we dissolve, wind-up, liquidate or reorganize, or if we are the subject of any bankruptcy, insolvency, receivership or similar proceedings, we will pay the holders of senior indebtedness in full in cash or other payment satisfactory to the holders of senior indebtedness before we pay the holders of the notes. If the notes are accelerated because of an event of default we must pay the holders of senior indebtedness in full all amounts due and owing thereunder before we pay the note holders. The indenture requires that we must promptly notify holders of senior indebtedness if payment of the notes is accelerated because of an event of default under the indenture.

      We may not make any payment on the notes or purchase or otherwise acquire the notes if:

•	a default in the payment of any designated senior indebtedness occurs and is continuing beyond any applicable period of grace, or

•	any other default of designated senior indebtedness occurs and is continuing that permits holders of the designated senior indebtedness to accelerate its maturity and the trustee receives a payment blockage notice from us or other person permitted to give such notice under the indenture.

      We are required to resume payments on the notes:

•	in case of a payment default, upon the date on which such default is cured or waived or ceases to exist, and

•	in case of a nonpayment default, the earlier of the date on which such nonpayment default is cured or waived or ceases to exist or 179 days after the date on which the payment blockage notice is received.

      No new period of payment blockage may be commenced for a default unless:

•	365 days have elapsed since the effectiveness of the immediately prior payment blockage notice, and

•	all scheduled payments on the notes that have come due have been paid in full in cash.

      No nonpayment default that existed or was continuing on the date of delivery of any payment blockage notice shall be the basis for a subsequent payment blockage notice.

      As a result of these subordination provisions, in the event of our bankruptcy, dissolution or reorganization, holders of senior indebtedness may receive more, ratably, and holders of the notes may receive less, ratably, than our other creditors. These subordination provisions will not prevent the occurrence of any event of default under the indenture.

      If either the trustee or any holder of notes receives any payment or distribution of our assets in contravention of these subordination provisions before all senior indebtedness is paid in full, then such payment or distribution will be held by the recipient in trust for the benefit of holders of senior indebtedness to the extent necessary to make payment in full of all senior indebtedness remaining unpaid.

      A portion of our operations are or in the future may be conducted through subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, would depend upon the earnings of our subsidiaries. In addition, we would be dependent on the distribution of earnings, loans or other payments by our subsidiaries to us.

      Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries will also be contingent upon our subsidiaries’ earnings and could be subject to contractual or statutory restrictions.

      Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be structurally subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

      As of December 31, 2001, we had approximately $116.2 million of senior indebtedness outstanding, all of which represented obligations under off-balance sheet synthetic lease financing arrangements. Of our total current liabilities of $557.6 million as of December 31, 2001, approximately $201.1 million represents our subsidiaries’ outstanding indebtedness and other liabilities to which the convertible notes will also be effectively subordinated. Obligations under foreign currency hedging arrangements entered into in the ordinary course of business and intercompany liabilities are not identified as senior indebtedness or liabilities to which the convertible notes are effectively subordinated.

      Neither we nor our subsidiaries are limited from incurring senior indebtedness or additional debt under the indenture. If we incur additional debt, our ability to pay our obligations on the notes could be affected. We expect from time to time to incur additional indebtedness and other liabilities.

      We are obligated to pay reasonable compensation to the trustee. We will indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties. The trustee’s claims for such payments will be senior to the claims of the note holders.

      “designated senior indebtedness” means any senior indebtedness in which the instrument creating or evidencing the indebtedness, or any related agreements or documents to which we are a party, expressly provides that such indebtedness is “designated senior indebtedness” for purposes of the indenture (provided that the instrument, agreement or other document may place limitations and conditions on the right of the senior indebtedness to exercise the rights of designated senior indebtedness). We presently anticipate designating as designated senior indebtedness our senior indebtedness under our existing off-balance sheet lease financing arrangements.

      “indebtedness” means:

(1)	all of our indebtedness, obligations and other liabilities, contingent or otherwise, (A) for borrowed money, including overdrafts, foreign exchange contracts, currency exchange agreements, interest rate protection agreements, and any loans or advances from banks, whether or not evidenced by notes or similar instruments, or (B) evidenced by credit or loan agreements, bonds, debentures, notes or similar instruments, whether or not the recourse of the lender is to the whole of the assets of Symantec or to only a portion thereof, other than any account payable or other accrued current liability or obligation incurred in the ordinary course of business in connection with the obtaining of materials or services;

(2)	all of our reimbursement obligations and other liabilities, contingent or otherwise, with respect to letters of credit, bank guarantees or bankers’ acceptances;

(3)	all of our obligations and liabilities, contingent or otherwise, in respect of leases required, in conformity with generally accepted accounting principles, to be accounted for as capitalized lease obligations on our balance sheet;

(4)	all of our obligations and other liabilities, contingent or otherwise, under any lease or related document, including a purchase agreement, conditional sale or other title retention agreement, in connection with the lease of real property or improvements thereon (or any personal property included as part of any such lease) which provides that we are contractually obligated to purchase or cause a third party to purchase the leased property or pay an agreed upon residual value of the leased property, including our obligations under such lease or related document to purchase or cause a third party to purchase such leased property or pay an agreed upon residual value of the leased property to the lessor;

(5)	all of our obligations, contingent or otherwise, with respect to an interest rate or other swap, cap, floor or collar agreement or hedge agreement, forward contract or other similar instrument or agreement or foreign currency hedge, exchange, purchase or similar instrument or agreement;

(6)	all of our direct or indirect guaranties or similar agreement by us in respect of, and all of our obligations or liabilities to purchase or otherwise acquire or otherwise assure a creditor against loss in respect of, indebtedness, obligations or liabilities of another person of the kinds described in clauses (1) through (5);

(7)	any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any indebtedness, obligation or liability of the kinds described in clauses (1) through (6).

      “senior indebtedness” means the principal of, premium, if any, interest, including any interest accruing after the commencement of any bankruptcy or similar proceeding, whether or not a claim for post-petition interest is allowed as a claim in the proceeding, and rent payable on or in connection with, and all fees, costs, expenses and other amounts accrued or due on or in connection with, indebtedness of Symantec whether secured or unsecured, absolute or contingent, due or to become due, outstanding on the date of the indenture or thereafter created, incurred, assumed, guaranteed or in effect guaranteed by Symantec, including all deferrals, renewals, extensions or refundings of, or amendments, modifications or supplements to, the foregoing. Senior indebtedness does not include:

(1)	indebtedness that expressly provides that such indebtedness shall not be senior in right of payment to the notes or expressly provides that such indebtedness is on the same basis or junior to the notes; and

(2)	any indebtedness to any of our majority-owned subsidiaries, other than indebtedness to our subsidiaries arising by reason of guarantees by us of indebtedness of such subsidiary to a person that is not our subsidiary.

Optional Redemption by Symantec

      We may redeem the notes on or after November 5, 2004, on at least 20 days and no more than 60 days notice, in whole or in part, at the following redemption prices expressed as percentages of the principal amount:

Redemption
Period	Price

Beginning on November 5, 2004 through October 31, 2005	100.75%
Beginning on November 1, 2005 and thereafter	100.00%

In each case, together with accrued interest up to but not including the redemption date; provided that if the redemption date falls after an interest payment record date and on or before an interest payment date, then the interest payment shall be payable to holders of record on the relevant record date.

      If we decide to redeem fewer than all of the notes, the trustee will select the notes to be redeemed by lot, or in its discretion, on a pro rata basis. If any note is to be redeemed in part only, a new note in principal amount equal to the unredeemed principal portion will be issued. If a portion of your notes is selected for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be part of the portion selected for redemption.

      No sinking fund is provided for the notes.

Purchase of Notes at Your Option upon a Change in Control

      If a change in control occurs, you will have the right to require us to purchase all or any part of your notes 30 business days after the occurrence of such change in control at a purchase price equal to 100% of the principal amount of the notes together with accrued and unpaid interest to, but excluding, the purchase date. Notes submitted for purchase must be in integral multiples of $1,000 principal amount.

      We will mail to the trustee and to each holder a written notice of the change in control within 10 business days after the occurrence of such change in control. This notice shall state certain specified information, including:

•	information about and the terms and conditions of the change in control;

•	information about the holders’ right to convert the notes;

•	the holders’ right to require us to purchase the notes;

•	the procedures required for exercise of the purchase option upon the change in control; and

•	the name and address of the paying and conversion agents.

      You must deliver written notice of your exercise of this purchase right to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date. The written notice must specify the notes for which the purchase right is being exercised. If you wish to withdraw this election, you must provide a written notice of withdrawal to the paying agent at any time prior to the close of business on the business day prior to the change in control purchase date.

      A change in control will be deemed to have occurred if any of the following occurs:

•	any “person” or “group” is or becomes the “beneficial owner,” directly or indirectly, of shares of our voting stock representing 50% or more of the total voting power of all outstanding classes of our voting stock or has the power, directly or indirectly, to elect a majority of the members of our board of directors;

•	we consolidate with, or merge with or into, another person or we sell, assign, convey, transfer, lease or otherwise dispose of all or substantially all of our assets, or any person consolidates with, or merges with or into, us, in any such event other than pursuant to a transaction in which the persons that “beneficially owned,” directly or indirectly, the shares of our voting stock immediately prior to such transaction “beneficially own,” directly or indirectly, shares of our voting stock representing at least a majority of the total voting power of all outstanding classes of voting stock of the surviving or transferee person; or

•	the holders of our capital stock approve any plan or proposal for the liquidation or dissolution of Symantec (whether or not otherwise in compliance with the indenture).

      However, a change in control will not be deemed to have occurred if either:

•	the last sale price of our common stock for any five trading days during the ten trading days immediately preceding the change in control is at least equal to 105% of the conversion price in effect on such day; or

•	in the case of a merger or consolidation, all of the consideration (excluding cash payments for fractional shares and cash payments pursuant to dissenters’ appraisal rights) in the merger or consolidation constituting the change in control consists of common stock traded on a United States national securities exchange or quoted on the Nasdaq National Market (or which will be so traded or quoted when issued or exchanged in connection with such change in control) and as a result of such transaction or transactions the notes become convertible solely into such common stock.

      For purposes of this change in control definition:

•	“person” or “group” have the meanings given to them for purposes of Sections 13(d) and 14(d) of the Exchange Act or any successor provisions, and the term “group” includes any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act, or any successor provision;

•	a “beneficial owner” will be determined in accordance with Rule 13d-3 under the Exchange Act, as in effect on the date of the indenture, except that the number of shares of our voting stock will be deemed to include, in addition to all outstanding shares of our voting stock and unissued shares deemed to be held by the “person” or “group” or other person with respect to which the change in control determination is being made, all unissued shares deemed to be held by all other persons;

•	“beneficially own” and “beneficially owned” have meanings correlative to that of beneficial owner;

•	“unissued shares” means shares of voting stock not outstanding that are subject to options, warrants, rights to purchase or conversion privileges exercisable within 60 days of the date of determination of a change in control; and

•	“voting stock” means any class or classes of capital stock or other interests then outstanding and normally entitled (without regard to the occurrence of any contingency) to vote in the election of the board of directors, managers or trustees.

      The term “all or substantially all” as used in the definition of change in control will likely be interpreted under applicable state law and will be dependent upon particular facts and circumstances. There may be a degree of uncertainty in interpreting this phrase. As a result, we cannot assure you how a court would interpret this phrase under applicable law if you elect to exercise your rights following the occurrence of a transaction which you believe constitutes a transfer of “all or substantially all” of our assets.

      We will under the indenture:

•	comply with the provisions of Rule 13e-4 and Rule 14e-1, if applicable, under the Exchange Act;

•	file a Schedule TO or any successor or similar schedule, if required, under the Exchange Act; and

•	otherwise comply with all federal and state securities laws in connection with any offer by us to purchase the notes upon a change in control.

      This change in control purchase feature may make more difficult or discourage a takeover of us and the removal of incumbent management. We are not, however, aware of any specific effort to accumulate shares of our common stock or to obtain control of us by means of a merger, tender offer, solicitation or otherwise. In addition, the change in control purchase feature is not part of a plan by management to adopt a series of anti-takeover provisions. Instead, the change in control purchase feature is a result of negotiations between us and the initial purchaser.

      We could, in the future, enter into certain transactions, including recapitalizations, that would not constitute a change in control but would increase the amount of debt, including senior indebtedness, outstanding or otherwise adversely affect a holder. Neither we nor our subsidiaries are prohibited from incurring debt, including senior indebtedness, under the indenture. The incurrence of significant amounts of additional debt could adversely affect our ability to service our debt, including the notes.

      Certain of our debt agreements may prohibit our redemption or repurchase of the notes and provide that a change in control constitutes an event of default.

      We may not purchase any note at any time when the subordination provisions of the indenture otherwise would prohibit us from making such repurchase. If we fail to repurchase the notes when required, this failure will constitute an event of default under the indenture whether or not repurchase is permitted by the subordination provisions of the indenture.

      If a change in control were to occur, we may not have sufficient funds to pay the change in control purchase price for the notes tendered by holders. In addition, we may in the future incur debt that has similar change of control provisions that permit holders of this debt to accelerate or require us to repurchase this debt upon the occurrence of events similar to a change in control. Our failure to repurchase the notes upon a change in control will result in an event of default under the indenture, whether or not the purchase is permitted by the subordination provisions of the indenture.

Events of Default

      Each of the following will constitute an event of default under the indenture:

(1)	we fail to pay principal or premium, if any, on any note when due, whether or not prohibited by the subordination provisions of the indenture;

(2)	we fail to pay any interest, including any additional interest, on any note when due if such failure continues for 30 days, whether or not prohibited by the subordination provisions of the indenture;

(3)	we fail to perform any other covenant required of us in the indenture if such failure continues for 60 days after notice is given in accordance with the indenture;

(4)	we fail to pay the purchase price of any note when due, whether or not prohibited by the subordination provisions of the indenture;

(5)	we fail to provide timely notice of a change in control;

(6)	any indebtedness for money borrowed by us or one of our significant subsidiaries (all or substantially all of the outstanding voting securities of which are owned, directly, or indirectly, by us) in an outstanding principal amount in excess of $35 million is not paid at final maturity or upon acceleration and such indebtedness is not discharged, or such default in payment or acceleration is not cured or rescinded within 30 days after written notice as provided in the indenture; and

(7)	certain events in bankruptcy, insolvency or reorganization of us or any of our significant subsidiaries.

      If an event of default, other than an event of default described in clause (7) above with respect to us, occurs and is continuing, either the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal amount of the notes to be due and payable immediately. If an event of default described in clause (7) above occurs with respect to us, the principal amount of the notes will automatically become immediately due and payable. Any payment by us on the notes following any acceleration will be subject to the subordination provisions described above.

      After any such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the notes may, under certain circumstances, rescind and annul such acceleration if all events of default, other than the non-payment of accelerated principal, have been cured or waived.

      Subject to the trustee’s duties in the case of an event of default, the trustee will not be obligated to exercise any of its rights or powers at the request of the holders, unless the holders have offered to the trustee reasonable indemnity. Subject to the indenture, applicable law and the trustee’s indemnification, the holders of a majority in aggregate principal amount of the outstanding notes will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred on the trustee with respect to the notes.

      No holder will have any right to institute any proceeding under the indenture, or for the appointment of a receiver or a trustee, or for any other remedy under the indenture unless:

•	the holder has previously given the trustee written notice of a continuing event of default;

•	the holders of at least 25% in aggregate principal amount of the notes then outstanding have made a written request and have offered reasonable indemnity to the trustee to institute such proceeding as trustee; and

•	the trustee has failed to institute such proceeding within 60 days after such notice, request and offer, and has not received from the holders of a majority in aggregate principal amount of the notes then outstanding a direction inconsistent with such request within 60 days after such notice, request and offer.

      However, the above limitations do not apply to a suit instituted by a holder for the enforcement of payment of the principal of or any premium or interest on any note on or after the applicable due date or the right to convert the note in accordance with the indenture.

      Generally, the holders of not less than a majority of the aggregate principal amount of outstanding notes may waive any default or event of default unless:

•	we fail to pay principal, premium or interest on any note when due;

•	we fail to convert any note into common stock; or

•	we fail to comply with any of the provisions of the indenture that would require the consent of the holder of each outstanding note affected.

      We are required to furnish to the trustee, on an annual basis, a statement by our officers as to whether or not Symantec, to the officer’s knowledge, is in default in the performance or observance of any of the terms, provisions and conditions of the indenture, specifying any known defaults.

Modification and Waiver

      We and the trustee may amend or supplement the indenture or the notes with the consent of the holders of a majority in aggregate principal amount of the outstanding notes. In addition, the holders of a majority in aggregate principal amount of the outstanding notes may waive our compliance in any instance with any provision of the indenture without notice to the note holders. However, no amendment, supplement or waiver may be made without the consent of the holder of each outstanding note if such amendment, supplement or waiver would:

•	change the stated maturity of the principal of, or interest on, any note;

•	reduce the principal amount of or any premium or interest on any note;

•	reduce the amount of principal payable upon acceleration of the maturity of any note;

•	change the place or currency of payment of principal of, or any premium or interest on, any note;

•	impair the right to institute suit for the enforcement of any payment on, or with respect to, any note;

•	modify the provisions with respect to the purchase right of the holders upon a change in control in a manner adverse to holders;

•	modify the subordination provisions in a manner materially adverse to the holders of notes;

•	adversely affect the right of holders to convert notes other than as provided in the indenture;

•	reduce the percentage in principal amount of outstanding notes required for modification or amendment of the indenture;

•	reduce the percentage in principal amount of outstanding notes necessary for waiver of compliance with certain provisions of the indenture or for waiver of certain defaults; or

•	modify provisions with respect to modification and waiver (including waiver of events of default), except to increase the percentage required for modification or waiver or to provide for consent of each affected note holder.

      We and the trustee may amend or supplement the indenture or the notes without notice to, or the consent of, the note holders to, among other things, cure any ambiguity, defect or inconsistency or make any other change that does not adversely affect the rights of any note holder.

Consolidation, Merger and Sale of Assets

      We may not consolidate with or merge into any person in a transaction in which we are not the surviving person or convey, transfer or lease our properties and assets substantially as an entirety to any successor person, unless:

•	the successor person, if any, is a corporation organized and existing under the laws of the United States, any state of the United States, or the District of Columbia and assumes our obligations on the notes and under the indenture;

•	immediately after giving effect to the transaction, no default or event of default shall have occurred and be continuing; and

•	other conditions specified in the indenture are met.

Registration Rights

      The following summary of the registration rights provided in the registration rights agreement and the notes is not complete. You should refer to the registration rights agreement and the notes for a full description of the registration rights that apply to the notes.

      We have agreed to file this shelf registration statement under the Securities Act not later than 90 days after the latest date of original issuance of the notes to register resales of the notes and the shares of common stock into which the notes are convertible. The notes and the common stock issuable upon conversion of the notes are referred to collectively as registrable securities. We will use all commercially reasonable efforts to have this shelf registration statement declared effective as promptly as practicable but not later than 180 days after the latest date of original issuance of the notes, and to keep it effective until the earliest of:

(1)	two years from the date we file the shelf registration statement;

(2)	the date when all registrable securities shall have been registered under the Securities Act and disposed of; and

(3)	the date on which all registrable securities held by non-affiliates are eligible to be sold to the public pursuant to Rule 144(k) under the Securities Act.

      We will be permitted to suspend the use of the prospectus which is a part of the registration statement for a period not to exceed an aggregate of 45 days in any 90-day period or an aggregate of 90 days in any twelve-month period under certain circumstances relating to pending corporate developments, public filings with the Securities and Exchange Commission and similar events.

      A holder of registrable securities that sells registrable securities pursuant to the shelf registration statement generally will be required to provide information about itself and the specifics of the sale, be named as a selling securityholder in the related prospectus, deliver a prospectus to purchasers, be subject to relevant civil liability provisions under the Securities Act in connection with such sales and be bound by the provisions of the registration rights agreements which are applicable to such holder.

      If:

(1)	on or prior to the 90th day after the latest date of original issuance of the notes, the shelf registration statement has not been filed with the SEC;

(2)	on or prior to the 180th day after the latest date of original issuance of the notes, the shelf registration statement has not been declared effective by the SEC;

(3)	we fail, with respect to a holder that supplies the questionnaire described below, to supplement the shelf registration statement in a timely manner as provided in the registration rights agreement in order to name additional selling securityholders; or

(4)	after the shelf registration statement has been declared effective, such shelf registration statement ceases to be effective or usable (subject to certain exceptions) in connection with resales of notes and the common stock issuable upon the conversion of the notes in accordance with the provisions of the registration rights agreement and during the periods specified in the registration rights agreement and (A) we do not cure the shelf registration statement within five business days by a post-effective amendment or an additional shelf registration statement being filed and declared effective or a report filed pursuant to the Exchange Act or (B) if applicable, we do not terminate the suspension period described above by the 45th day or 90th day, as the case may be,

(we refer to each such event described above in clauses (1) through (4) as a registration default), additional interest will accrue on the notes and the underlying shares of common stock that are registrable securities in addition to the rate set forth in the title of the notes, from and including the date on which any such registration default occurs to, but excluding, the date on which the registration default has been cured, at the rate of 0.5% per year for the notes (or an equivalent amount for any common stock issued upon conversion of the notes that are registrable securities). In the case of a registration default described in clause (3), our obligation to pay additional interest extends only to the affected notes. We will have no other liabilities for monetary damages with respect to our registration obligations. With respect to each holder, our obligations to pay additional interest remain in effect only so long as the notes and the common stock issuable upon the conversion of the notes held by the holder are “registrable securities” within the meaning of the registration rights agreement.

      We have given notice of our intention to file this shelf registration statement, which we refer to as a filing notice, to each of the holders of the notes in the same manner as we would give notice to holders of notes under the indenture.

      We will give notice to all holders who have provided us with the notice and questionnaire described below of the effectiveness of the shelf registration statement. You are required to deliver a notice and questionnaire prior to the effectiveness of the shelf registration statement so that you can be named as a selling securityholder in the prospectus. Upon receipt of your completed questionnaire after the effectiveness of the shelf registration statement, we will, as promptly as practicable, file any amendments or supplements to the shelf registration statement so that you may use the prospectus, subject to our right to suspend its use under certain circumstances. If this filing requires a post-effective amendment to the shelf registration statement, we will pay additional interest if this amendment is not declared effective within 45 business days of the filing of the post-effective amendment.

      We will pay all registration expenses of the shelf registration, provide each holder that is selling registrable securities pursuant to the shelf registration statement copies of the related prospectus and take other actions as are required to permit, subject to the foregoing, unrestricted resales of the registrable securities. Selling security holders remain responsible for all selling expenses (i.e., commissions and discounts).

Satisfaction and Discharge

      We may discharge our obligations under the indenture while notes remain outstanding if (1) all outstanding notes have or will become due and payable at their scheduled maturity within one year or (2) all outstanding notes are scheduled for redemption within one year, and, in either case, we have deposited with the trustee an amount sufficient to pay and discharge all outstanding notes on the date of their scheduled maturity or the scheduled date of redemption.

Transfer and Exchange

      We have initially appointed the trustee as the security registrar, paying agent and conversion agent, acting through its corporate trust office. We reserve the right to:

•	vary or terminate the appointment of the security registrar, paying agent or conversion agent;

•	appoint additional paying agents or conversion agents; or

•	approve any change in the office through which any security registrar or any paying agent or conversion agent acts.

Purchase and Cancellation

      All notes surrendered for payment, redemption, registration of transfer or exchange or conversion shall, if surrendered to any person other than the trustee, be delivered to the trustee. All notes delivered to the trustee shall be cancelled promptly by the trustee. No notes shall be authenticated in exchange for any notes cancelled as provided in the indenture.

      We may, to the extent permitted by law, purchase notes in the open market or by tender offer at any price or by private agreement. Any notes purchased by us may, to the extent permitted by law, be reissued or resold or may, at our option, be surrendered to the trustee for cancellation. Any notes surrendered for cancellation may not be reissued or resold and will be promptly cancelled. Any notes held by us or one of our subsidiaries shall be disregarded for voting purposes in connection with any notice, waiver, consent or direction requiring the vote or concurrence of note holders.

Replacement of Notes

      We will replace mutilated, destroyed, stolen or lost notes at your expense upon delivery to the trustee of the mutilated notes, or evidence of the loss, theft or destruction of the notes satisfactory to us and the trustee. In the case of a lost, stolen or destroyed note, indemnity satisfactory to the trustee and us may be required at the expense of the holder of such note before a replacement note will be issued.

Governing Law

      The indenture and the notes are governed by, and construed in accordance with, the law of the State of New York, without regard to conflicts of laws principles.

Concerning the Trustee

      State Street Bank and Trust Company of California, N.A., has agreed to serve as the trustee under the indenture. The trustee will be permitted to deal with us and any of our affiliates with the same rights as if it were not trustee. However, under the Trust Indenture Act, if the trustee acquires any conflicting interest and there exists a default with respect to the notes, the trustee must eliminate such conflict or resign.

      The holders of a majority in principal amount of all outstanding notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy or power available to the trustee. However, any such direction may not conflict with any law or the indenture, may not be unduly prejudicial to the rights of another holder or the trustee and may not involve the trustee in personal liability.

Book-Entry, Delivery and Form

      We initially issued the notes in the form of one or more global securities. The global security was deposited with the trustee as custodian for DTC and registered in the name of a nominee of DTC. Except as set forth below, the global security may be transferred, in whole and not in part, only to DTC or another nominee of DTC. You may hold your beneficial interests in the global security directly through DTC if you have an account with DTC or indirectly through organizations that have accounts with DTC. Notes in definitive certificated form (called “certificated securities”) will be issued only in certain limited circumstances described below.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York;

•	a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the New York Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act.

      DTC was created to hold securities of institutions that have accounts with DTC (called “participants”) and to facilitate the clearance and settlement of securities transactions among its participants in such securities through electronic book-entry changes in accounts of the participants, thereby eliminating the need for physical movement of securities certificates. DTC’s participants include securities brokers and dealers, which may include the initial purchaser, banks, trust companies, clearing corporations and certain other organizations. Access to DTC’s book-entry system is also available to others such as banks, brokers, dealers and trust companies (called, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, whether directly or indirectly.

      We expect that pursuant to procedures established by DTC upon the deposit of the global security with DTC, DTC will credit, on its book-entry registration and transfer system, the principal amount of notes represented by such global security to the accounts of participants. The accounts to be credited shall be designated by the initial purchaser. Ownership of beneficial interests in the global security will be limited to participants or persons that may hold interests through participants. Ownership of beneficial interests in the global security will be shown on, and the transfer of those beneficial interests will be effected only through, records maintained by DTC (with respect to participants’ interests), the participants and the indirect participants. The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. These limits and laws may impair the ability to transfer or pledge beneficial interests in the global security.

      Owners of beneficial interests in global securities who desire to convert their interests into common stock should contact their brokers or other participants or indirect participants through whom they hold such beneficial interests to obtain information on procedures, including proper forms and cut-off times, for submitting requests for conversion.

      So long as DTC, or its nominee, is the registered owner or holder of a global security, DTC or its nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global security for all purposes under the indenture and the notes. In addition, no owner of a beneficial interest in a global security will be able to transfer that interest except in accordance with the applicable procedures of DTC. Except as set forth below, as an owner of a beneficial interest in the global security, you will not be entitled to have the notes represented by the global security registered in your name, will not receive or be entitled to receive physical delivery of certificated securities and will not be considered to be the owner or holder of any notes under the global security. We understand that under existing industry practice, if an owner of a beneficial interest in the global security desires to take any action that DTC, as the holder of the global security, is entitled to take, DTC would authorize the participants to take such action, and the participants would authorize beneficial owners owning through such participants to take such action or would otherwise act upon the instructions of beneficial owners owning through them.

      We will make payments of principal of, premium, if any, and interest (including any additional interest) on the notes represented by the global security registered in the name of and held by DTC or its nominee to DTC or its nominee, as the case may be, as the registered owner and holder of the global security. Neither we, the trustee nor any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in the global security or for maintaining, supervising or reviewing any records relating to such beneficial interests.

      We expect that DTC or its nominee, upon receipt of any payment of principal of, premium, if any, or interest (including additional interest) on the global security, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global security as shown on the records of DTC or its nominee. We also expect that payments by participants or indirect participants to owners of beneficial interests in the global security held through such participants or indirect participants will be governed by standing instructions and customary practices and will be the responsibility of such participants or indirect participants. We will not have any responsibility or liability for any aspect of the records relating to, or payments made on account of, beneficial interests in the global security for any note or for maintaining, supervising or reviewing any records relating to such beneficial interests or for any other aspect of the relationship between DTC and its participants or indirect participants or the relationship between such participants or indirect participants and the owners of beneficial interests in the global security owning through such participants.

      Transfers between participants in DTC will be effected in the ordinary way in accordance with DTC rules and will be settled in same-day funds.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes only at the direction of one or more participants to whose account the DTC interests in the global security is credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction. However, if DTC notifies us that it is unwilling to be a depository for the global security or ceases to be a clearing agency or there is an event of default under the notes, DTC will exchange the global security for certificated securities which it will distribute to its participants and which will be legended, if required, as set forth under the heading “Transfer Restrictions.”

      Although DTC is expected to follow the foregoing procedures in order to facilitate transfers of interests in the global security among participants of DTC, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility, or liability for the performance by DTC or the participants or indirect participants of their respective obligations under the rules and procedures governing their respective operations.

DESCRIPTION OF CAPITAL STOCK

      We are authorized to issue up to 300,000,000 shares of common stock, par value $0.01 per share, and 1,000,000 shares of preferred stock, par value $0.01 per share and one share of special voting stock, par value $1.00 per share.

Common Stock

      As of February 1, 2002, there were 139,856,258 shares of our common stock outstanding that were held of record by approximately 884 stockholders. The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders. Our stockholders do not have cumulative voting rights in the election of directors, and accordingly, holders of a majority of the shares voting are able to elect all of the directors. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor as well as any distributions to the stockholders. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock. Holders of common stock have no preemptive or other subscription or conversion rights. There are no redemption or sinking fund provisions applicable to the common stock.

      As of February 1, 2002, there were 2,385,948 exchangeable non-voting shares of Delrina Corporation, our wholly owned subsidiary, each of which is exchangeable for one share of our common stock, that were held of record by approximately 19 stockholders. Holders of these exchangeable non-voting shares are entitled to the same rights, benefits and privileges, including voting rights through the trustee holding our one share of special voting stock, described below, as the holders of our common stock.

Preferred Stock

      Our Certificate of Incorporation authorizes our Board of Directors to issue up to 1,000,000 shares of preferred stock without any vote or action by our stockholders. Our Board of Directors may issue preferred stock in one or more series and determine the dividend rights, conversion rights, voting rights, redemption rights, liquidation preferences, sinking fund terms and the designation of, and the number of shares constituting each series. The preferred stock that can be authorized by our Board of Directors could have preference over our common stock with respect to dividends and other distributions and upon our liquidation. In addition, the voting power of our outstanding common stock may become diluted in the event that the Board of Directors issues preferred stock with voting rights.

      In connection with our Rights Agreement, described below, our Board of Directors has designated and reserved for issuance 200,000 shares of Series A Junior Participating Preferred Stock, par value $0.01 per share. We may issue these shares of Series A Junior Participating Preferred Stock under certain circumstances if, as discussed below, the rights distributed to our stockholders pursuant to the Rights Agreement become exercisable. We have no present plans to issue, or reserve for issuance, any other series of preferred stock.

Special Voting Stock

      In connection with our acquisition of Delrina in November 1995, we issued one share of special voting stock to a trustee under a Voting and Exchange Trust Agreement. The trustee holding this share is entitled to the number of votes that is equal to the number of exchangeable non-voting shares of Delrina that are not owned by us or our subsidiaries on all matters submitted to a vote of our stockholders. The special voting stock and common stock vote as a single class with respect to all matters concerning the voting of shares, except as may be required by applicable law. The holders of the special voting stock are not entitled to receive any dividends and in the event of our liquidation, dissolution or winding up shall not be entitled to any assets available for distribution to our stockholders. The special voting stock will be cancelled when all exchangeable non-voting shares of Delrina have been exchanged for shares of our common stock (or are owned by us), and there are no shares of stock, debt, options or other agreements of Delrina which could give rise to the issuance of any exchangeable non-voting shares of Delrina to any person other than us.

Anti-Takeover Effects of Provisions of Our Charter, Bylaws, Rights Agreement and Delaware Law

Certificate of Incorporation and Bylaws

      Our Certificate of Incorporation provides that our Board of Directors may issue, without stockholder action, up to 1,000,000 shares of preferred stock with voting or other rights. As described above, our Board of Directors has designated 200,000 shares of preferred stock as Series A Junior Participating Preferred Stock in connection with a Rights Agreement adopted in August 1998. Our Certificate of Incorporation also provides that our stockholders do not have cumulative voting rights, and stockholders representing a majority of the shares of common stock outstanding are able to elect all of the directors. Our Bylaws provide that only our President, our Board of Directors and the Chairman of our Board of Directors may call a special meeting of stockholders.

      These and other provisions may have the effect of deterring hostile takeovers or delaying changes in control or of our management. These provisions are intended to enhance the likelihood of continued stability in the composition of the Board of Directors and in the policies furnished by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control. These provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal. The provisions also are intended to discourage certain tactics that may be used in proxy fights. However, such provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our shares that could result from actual or rumored takeover attempts.

Rights Agreement

      We adopted a Rights Agreement in August 1998. In connection with the Rights Plan, our Board of Directors declared and paid a dividend of one preferred share purchase right for each share of our common stock outstanding on August 21, 1998. Each right entitles the holder, under certain circumstances, to purchase from us one two-thousandth of a share of our Series A Junior Participating Preferred Stock, par value $0.01 per share, at a price of $150.00 per one one-thousandth of a share of Series A Junior Participating Preferred Stock, subject to adjustment.

      Initially, the rights are attached to outstanding certificates representing our common stock, and no separate certificates representing the rights are distributed. The rights will separate from our common stock, be represented by separate certificates and will become exercisable upon the earlier of:

•	ten days following a public announcement or disclosure that a person or group has acquired beneficial ownership of 20% or more of our outstanding common stock; or

•	ten business days after someone announces they intend to commence a tender offer or exchange offer for 20% or more of our outstanding common stock.

      If the rights become exercisable, each right (other than rights held by an acquiring party) will entitle the holder to purchase, at a price equal to the exercise price of the right, a number of shares of our common stock having a then-current value of twice the exercise price of the right. If, after the rights become exercisable, we agree to merge into another entity or we sell more than 50% of our assets, each right (other than rights held by an acquiring party) will entitle the holder to purchase, at a price equal to the exercise price of the right, a number of shares of common stock of such entity having a then-current value of twice the exercise price.

      We may exchange the rights at a ratio of one share of common stock for each right (other than rights held by an acquiring party) at any time after a person or group acquires 20% or more of our common stock but before such person acquires 50% or more of our common stock. We may also redeem the rights at our option at a price of $0.001 per right at any time before a person or group has acquired 20% or more of our common stock. Unless our Board of Directors extends the expiration date, the rights expire on the earliest of August 12,

2008, an exchange or redemption of the rights as described above, or the consummation of a merger as described above.

      Each share of Series A Junior Participating Preferred Stock that is purchased upon exercise of a right entitles the holder to receive a quarterly dividend payment of 1,000 times the dividend declared per share of common stock. In the event of liquidation, each share of Series A Junior Participating Preferred Stock will be entitled to an aggregate payment of 1,000 times the aggregate payment made per share of common stock. In addition, each share of Series A Junior Participating Preferred Stock will have 1,000 votes and will vote together with our common stock. Finally, in the event of any merger, consolidation or other transaction in which shares of common stock are exchanged, each share of Series A Junior Participating Preferred Stock will be entitled to receive 1,000 times the amount received per share of common stock. These rights are protected by customary antidilution provisions.

      The Rights Agreement approved by the Board of Directors is designed to protect and maximize the value of our outstanding equity interests in the event of an unsolicited attempt to acquire us in a manner or on terms not approved by the Board of Directors and that prevent our stockholders from realizing the full value of their shares of our common stock. However, the rights may have the effect of rendering more difficult or discouraging an acquisition of us that is deemed undesirable by our Board of Directors. The rights may cause substantial dilution to a person or group that attempts to acquire us on terms or in a manner not approved by our Board of Directors, except pursuant to an offer conditioned upon the negation, purchase or redemption of the rights.

     Delaware Law

      We are subject to Section 203 of the Delaware General Corporation Law, which, subject to certain exceptions, prohibits a Delaware corporation from engaging in any “business combination” with an “interested stockholder” for a period of three years following the date that such stockholder became an interested stockholder, unless:

•	the Board of Directors of the corporation approves either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder, prior to the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (i) by persons who are directors and also officers and (ii) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to such time, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

      In general, Section 203 defines a business combination to include:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock or any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

      In general, Section 203 defines an interested stockholder as an entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

LEGAL MATTERS

      Fenwick & West LLP, Palo Alto, California, will provide us with an opinion as to legal matters in connection with the notes and the common stock.

EXPERTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual report on Form 10-K for the year ended March 30, 2001, as set forth in their report, which is incorporated by reference in this registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF DOCUMENTS BY REFERENCE

      Except to the extent modified or superseded by information contained herein, the following documents we have filed with the Commission are incorporated into this prospectus by reference:

•	our Annual Report on Form 10-K for the fiscal year ended March 30, 2001;

•	our Quarterly Reports on Form 10-Q for the fiscal quarters ended June 29, 2001, September 28, 2001 and December 28, 2001;

•	our Current Reports on Form 8-K filed with the Commission on May 1, 2001, October 18, 2001 and October 22, 2001;

•	the description of our Common Stock contained in the Registration Statement on Form 8-A filed with the Commission on May 24, 1989, including any amendment or report filed for the purpose of updating such description;

•	the description of our rights agreement and preferred stock and preferred stock purchase rights contained in the Registration Statement on Form 8-A filed with the Commission on August 19, 1998, including any amendment or report filed for the purpose of updating such description; and

•	all documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act after the date of this prospectus and before the termination of this offering.

      To the extent that any statement in this prospectus is inconsistent with any statement that is incorporated by reference, the statement in this prospectus shall control. The incorporated statement shall not be deemed, except as modified or superseded, to constitute a part of this prospectus or the registration statement.

ADDITIONAL INFORMATION

      Because we are subject to the informational requirements of the Exchange Act, we file reports and other information with the Commission. Reports, registration statements, proxy and information statements and other information that we have filed can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain copies of this material from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549 at rates prescribed by the Commission. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission also maintains a web site that contains reports, proxy and information statements and other information that is filed electronically with the Commission. This web site can be accessed at http://www.sec.gov.

      We have filed with the Commission a registration statement on Form S-3 under the Securities Act with respect to the common stock offered under this prospectus. This prospectus does not contain all of the information in the registration statement, parts of which we have omitted, as allowed under the rules and regulations of the Commission. You should refer to the registration statement for further information with respect to us and our common stock. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete and, in each instance, we refer you to the copy of each contract or document filed as an exhibit to the registration statement. Copies of the registration statement, including exhibits, may be inspected without charge at the Commission’s principal office in Washington, D.C., and you may obtain copies from this office upon payment of the fees prescribed by the Commission.

      We will furnish without charge to each person to whom this prospectus is delivered, upon written or oral request of such person, a copy of any and all of the information that has been incorporated by reference in this prospectus (not including exhibits to the information that is incorporated by reference unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates). You should direct any requests for copies to Investor Relations, Symantec Corporation, 20330 Stevens Creek Blvd., Cupertino, CA 95014 or by telephone at (408) 517-3800.

$600,000,000

Symantec Corporation

3% Convertible Subordinated Notes

Due November 1, 2006
and
17,574,720 Shares of Common Stock
Issuable Upon Conversion of the Notes

PROSPECTUS

February 19, 2002